News Release

Issued on behalf of RELX PLC and RELX NV

6 March 2018

Notices of 2018 Annual General Meetings

RELX PLC and RELX NV have today published the following documents on the Group’s website www.relx.com.

-	Agenda with explanatory notes for the RELX NV 2018 Annual General Meeting

(the “NV 2018 AGM Agenda”) to be held in Amsterdam on 18 April 2018; and

-	Notice of the RELX PLC 2018 Annual General Meeting (the “PLC 2018 AGM Notice”) to be held in London on 19 April 2018.

The PLC 2018 AGM Notice has been submitted by RELX PLC to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

Hard copies of the aforementioned documents may be obtained, free of charge, on request from the registered offices noted below.

RELX PLC	RELX NV
1-3 Strand	Radarweg 29
London	1043 NX Amsterdam
WC2N 5JR	The Netherlands
PLC.secretariat@relx.com	NV.secretariat@relx.com

- ENDS –

Enquiries

Paul Abrahams (Media)
Tel : +44 20 7166 5724

paul.abrahams@relx.com

Colin Tennant (Investors)

Tel: +44 20 7166 5751

colin.tennant@relx.com

Notes for Editors

About RELX Group

RELX Group is a global provider of information and analytics for professional and business customers across industries. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs about 30,000 people of whom almost half are in North America. RELX PLC is a London listed holding company which owns 52.9% of RELX Group. RELX NV is an Amsterdam listed holding company which owns 47.1% of RELX Group. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX.

The total market capitalisation is approximately £29.2bn, €32.7bn, $40.2bn.

*Note: Current market capitalisation can be found at http://www.relx.com/investors

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom	RELX NV Radarweg 29 1043 NX Amsterdam The Netherlands